1 – Organization and Nature of Operations of Business

Financo Securities, LLC (the "Company"), is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a limited liability company with the State of Delaware on August 23, 2012, and became a broker-dealer on March 12, 2014 and is wholly-owned subsidiary of Financo, LLC (the "Parent" and sole "Member").

The Company engages in investment banking, financial advisory, capital-raising services, equity private placements, and merger and acquisition advice. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2 – Significant Accounting Policies

Basis of presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows
For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from balances outstanding at the end of the year. Based on management's assessment of the credit history with clients having outstanding balances and current relationships with them it has been concluded that realization of losses on balances outstanding at year-end will be immaterial.

Income taxes
The Company is a single-member limited liability company that will be treated as a disregarded entity for tax purposes. Its income is includes in the Parent's tax return, as such, there is no income tax provision required on these financial statements. The Parent is subject to New York City Unincorporated Business Tax for the Company's income; therefore, the Company calculates the provision for income taxes on a standalone basis by applying the statutory tax rate to its income before taxes per books. This hypothetical tax provision is paid to the Parent for reporting and its payment to the tax authority.

3 – Revenue from Contracts with Customers

Significant judgements

Revenue from contracts with customers includes advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time: when to recognize revenue based on the appropriate measure of the Company's progress under the contract: and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or it is determined that the engagement will not proceed (the agreement has been terminated or will not proceed due to changes in the economic conditions of the client). However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Revenue from contracts with customers

Investment banking services $28,109,711

4 – Fair Value Measurement

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2019, none of the assets and liabilities was required to be reported at fair value on a recurring basis. The carrying value of non-derivative financials instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short term nature of these financial statements. There were no changes in methods or assumptions during the year ended December 31, 2019.

5 – Commitments and Contingent Liabilities

The Company has evaluated commitments and contingencies in accordance with FASB ASC 440, *Commitments*, and FASB ASC 450, *Contingencies*. Management has determined that no significate commitments and contingencies exists as of December 31, 2019.

6 – Concentrations of Credit Risk for Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

7 – Guarantees

FASBC ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As December 31, 2019, the Company had net capital of $42,628 which exceeded requirements by $37,628. The Company's net capital ratio was .85 to 1.

9 – Related Party Transactions

The Company entered into an expense sharing agreement with the Parent. This Administrative Services Agreement with the Parent to provide personnel, premises, administrative, and financial related services. This agreement shall remain in effect until terminated by either party. All amounts due and owing under this agreement have been paid in full during 2019 and there is no balance outstanding among the parties as of December 31, 2019. For the period from January 1, 2019 to December 31, 2019, the amount paid by the Company under this agreement was $21,000.

The Company also pays certain income tax to the Parent during the year ended December 31, 2019. The amount paid was $162,000.

FINANCO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

10 – Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 28, 2020, its financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would require to be recognized in the financial statements as of December 31, 2019.